6/3.

04030597

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Quantum Minerals

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FILE NO. 82- 4461 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/8/04

FIRST QUANTUM
MINERALS LTD.

Consolidated Financial Statements
For the year ended December 31, 2003 and the 13 months ended December 31, 2002
(expressed in thousands of U.S. dollars, except where indicated)

Management's Responsibility for Financial Reporting

The consolidated financial statements of First Quantum Minerals Ltd. and the information contained in the annual report have been prepared by and are the responsibility of the company's management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada and reconciled to United States GAAP and, where appropriate, reflect management's best estimates and judgements based on currently available information.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the company's assets are safeguarded, transactions are authorized and financial information is reliable.

The company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to approval of the consolidated financial statements.

Philip K.R. Pascall
Chairman and Chief Executive Officer

Martin R. Rowley
Chief Financial Officer

March 12, 2004

Auditors' Report

To the Shareholders of
First Quantum Minerals Ltd.

We have audited the consolidated balance sheets of **First Quantum Minerals Ltd.** as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
March 12, 2004

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at December 31, 2003 and 2002

(expressed in thousands of U.S. dollars, except where indicated)

	2003 $	2002 $
Assets		
Current assets		
Cash and cash equivalents	25,592	8,180
Accounts receivable and prepaid expenses	4,441	3,276
Inventory (note 5)	17,834	11,864
	47,867	23,320
Investments (note 6)	12,632	12,278
Exploration properties (note 7)	2,242	935
Property, plant and equipment (note 8)	95,135	61,156
Other assets and deferred charges (note 9)	3,049	135
	160,925	97,824
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	17,738	11,716
Current portion of long-term debt (note 10)	16,326	6,020
	34,064	17,736
Long-term debt (note 10)	32,374	20,139
Deferred stripping liability (note 3)	2,718	-
Future income tax liability (note 11)	4,996	3,485
Environmental and closure provisions (note 12)	1,680	747
	75,832	42,107
Minority interests	2,190	2,190
	78,022	44,297
Shareholders' Equity		
Equity accounts (note 13)	113,102	88,161
Deficit	(30,199)	(34,634)
	82,903	53,527
	160,925	97,824

Commitments and contingencies (note 21)

Subsequent event (note 22)

Approved by the Board of Directors

_________________________ Director _________________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Operations and Deficit

(expressed in thousands of U.S. dollars, except where indicated)

	Year ended December 31, 2003 $	13 months ended December 31, 2002 $
Revenues		
Owned operations		
Copper	49,419	17,032
Acid	11,035	12,809
Other	281	247
Carlisa-related revenues (note 4)	-	21,254
	60,735	51,342
Costs and expenses		
Cost of sales	41,322	46,897
Depletion and amortization	7,761	5,037
Exploration	620	237
Foreign exchange loss (gain)	969	(522)
General and administrative	2,851	2,933
Interest and financing fees on long-term debt	1,759	2,240
Gain on disposal (note 6)	(138)	-
	55,144	56,822
Earnings (loss) before income taxes, minority interest and equity earnings	5,591	(5,480)
Current income taxes (note 11)	11	122
Future income taxes (recovery) (note 11)	1,511	(1,579)
Minority interest	-	240
Equity earnings (loss) (note 6)	366	(8)
Net earnings (loss) for the period	4,435	(3,791)
Deficit - Beginning of period	(34,634)	(30,843)
Deficit - End of period	(30,199)	(34,634)
Earnings (loss) per share		
Basic and diluted	0.09	(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

(expressed in thousands of U.S. dollars, except where indicated)

	Year ended December 31, 2003 $	13 months ended December 31, 2002 $
Cash flows from operating activities		
Net earnings (loss) for the period	4,435	(3,791)
Items not affecting cash		
Amortization of financing fees on long-term debt	154	25
Depletion and amortization	7,761	5,037
Environmental and closure provisions (note 12)	934	747
Equity (earnings) loss (note 6)	(366)	8
Future income tax expense (recovery)	1,511	(1,691)
Gain on disposal	(138)	-
Provision for deferred stripping	2,718	-
Unrealized foreign exchange loss on debt	1,253	-
Carlisa non-cash items	-	(959)
	18,262	(624)
Change in non-cash operating working capital		
Increase in accounts receivable and prepaid expenses	(1,224)	(5,432)
Increase in inventory	(3,337)	(5,984)
Increase in other assets	(2,290)	-
Increase in accounts payable and accrued liabilities	4,514	7,967
	15,925	(4,073)
Cash flows from financing activities		
Proceeds from long-term debt	47,283	25,742
Repayments of principal on long-term debt	(29,490)	(14,721)
Net proceeds from issue of common shares and warrants	24,164	11,136
	41,957	22,157
Cash flows from investing activities		
Payments to acquire property, plant and equipment	(39,374)	(27,085)
Net change in cash attributable to Carlisa dilution	-	8,481
Payments for exploration of mineral properties	(1,248)	(885)
Net purchase of investments	152	(251)
	(40,470)	(19,740)
Increase (decrease) in cash and cash equivalents	17,412	(1,656)
Cash and cash equivalents - Beginning of period	8,180	9,836
Cash and cash equivalents - End of period	25,592	8,180

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in thousands of U.S. dollars, except where indicated)

1 Nature of operations

First Quantum Minerals Ltd. (the company or FQM) is engaged principally in the production of copper and acid and related activities including exploration, development and processing. These activities are conducted principally in Zambia and the Democratic Republic of Congo (DRC).

The company's cash flow and profitability are affected by the market price of copper and acid, operating costs and exploration and development activity costs. The recoverability of the amounts shown in the consolidated balance sheets for deferred exploration and acquisition costs and property, plant and equipment is dependent upon the existence of economically recoverable reserves, confirmation of the company's interest in the underlying mining claims, and the political and economic conditions in the African countries involved.

2 Changes in accounting method

Fiscal year-end

During 2002, the company changed its fiscal year-end for financial reporting purposes to December 31. The financial information that is presented for the comparative period is therefore for a 13-month period from December 1, 2001 to December 31, 2002.

Deferred stripping costs

Effective January 1, 2003, as a result of developing a complete Lonshi mine plan, the company has adopted the industry practice of deferred stripping. Previously, the company had capitalized these costs as part of inventory as it could not reasonably estimate the life-of-mine strip ratio, and accordingly, these costs were expensed as the ore was processed. This method of accounting did not recognize the expected waste-to-ore ratios that would occur over the life of the mine.

Using the deferred stripping accounting method, mining costs associated with waste rock removal in excess of the life-of-mine average are deferred and charged to operations on the basis of the average stripping ratio for the life of the mine. When the cumulative stripping ratio is less than the life-of-mine average, a provision for the future stripping is made. The life-of-mine stripping ratio at Lonshi is 8.4:1.

The amount charged to cost of sales is therefore subject to management's ability to estimate the stripping ratio over the life of the mine. Any changes in this estimate could have a material effect on the financial statements.

(expressed in thousands of U.S. dollars, except where indicated)

3 Significant accounting policies

Principles of consolidation

Up until March 1, 2002, the company had proportionately consolidated its 49% interest in Carlisa, which holds a 90% interest in Mopani Copper Mines PLC (Mopani) (note 4). From March 1, 2002, the company cost accounts for its investment in Carlisa. The company consolidates its 100% interest in the Bwana Mkubwa Copper Mine (Bwana) in Zambia, its 100% interest in Compagnie Minera De Sakania SPRL (Comisa) in the DRC, its 80% interest in Kansanshi Mining Plc (Kansanshi) in Zambia, its 100% interest in Compañia Minera Cielo Azul Limitada in Chile, its 95% interest in the Connemara Gold Mine (Connemara) in Zimbabwe, and its 100% interest in FQM Zambia.

Estimates, risks and uncertainties

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Realization of the company's assets is subject to risks and uncertainties, including reserve estimation; future copper, cobalt, sulphuric acid and gold prices; estimated costs of future production; changes in government legislation and regulations; the availability of financing and various operational factors.

Foreign currency translation

The company's foreign currency transactions are translated into U.S. dollars at the rate of exchange in effect during the period, and any corresponding gains and losses are included in the determination of operating results.

The company's foreign operations are considered to be integrated and, accordingly, have been translated using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet dates, and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange in effect during the quarter in which they occur, except for depletion and amortization of plant, property and equipment, which are translated at the same exchange rates as the assets to which they relate. Gains or losses on translation of monetary items are included in the consolidated statements of operations and deficit.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and other short-term deposits with initial maturities of less than three months.

(expressed in thousands of U.S. dollars, except where indicated)

Inventory

Product inventories comprise ore in stockpiles, acid and copper work-in-progress and acid and copper finished product, which are all valued at the lower of average cost and net realizable value. Cost includes material, labour and amortization of plant and equipment directly involved in the mining and production processes. The company uses the by-product method of allocating the cost between high and low grade ore where distinct ore types can be determined.

Ore in stockpiles that are in excess of the ore required for the forthcoming year's processing are classified as non-current. Consumable stores are valued at the lower of purchase cost and replacement cost and recorded as a current asset.

Investments

The company's investment in Carlisa is accounted for under the cost method from March 1, 2002 (note 4).

The company's investment in Anvil Mining NL (Anvil) is accounted for using the equity method as the company believes that it has the ability and the intention to exercise significant influence over Anvil. Using the equity method, the investment is initially recorded at cost and the carrying value adjusted to reflect the company's pro rata share of earnings or losses. The excess of the cost over the related underlying equity in the net assets of Anvil at the time of transition from the cost method to the equity method, is considered to relate to Anvil's mineral properties and will be amortized over their life. Investments also reflect any amount written off for an impairment in value that is considered to be other than temporary.

Mineral properties and deferred exploration costs

Exploration and associated costs relating to non-specific projects/properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties are deferred until the project to which they relate is sold, abandoned, impaired or placed into production.

Property acquisition and mine development costs, including costs incurred during production to expand ore reserves within existing mine operations, are deferred and depleted on a units-of-production basis over proven and probable reserves.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its projects.

(expressed in thousands of U.S. dollars, except where indicated)

Management regularly reviews the net carrying value of mineral properties and deferred exploration costs. Where information is available and conditions suggest impairment, estimated future net cash flows for each project are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each project would be recorded to the extent the net book value of the investment exceeds the discounted estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depletion and amortization. Costs recorded for plants under construction include all expenditures incurred in connection with the development and construction of the plants. Interest and financing costs that relate to the project and are incurred during the construction period are capitalized. No amortization is recorded until the plants are operational. Where relevant, the company has estimated residual values on certain plant and equipment.

The company provides for amortization on the following basis:

Units-of-production	Mineral properties, plant and equipment
10% - 30% straight-line/declining balance	Motor vehicles and office equipment
12.5% straight-line	Acid plants

Deferred financing fees

Costs incurred to obtain long-term debt are deferred and amortized over the terms of the underlying debt.

Environmental provisions

Expenditures related to ongoing environmental and reclamation activities are expensed as incurred, unless previously accrued. Environmental, reclamation and closure costs are estimated when reasonably determinable, based on current regulatory requirements, and are provided for over the estimated life of the ore body on a units-of-production basis.

Revenue recognition

All copper production is subject to long-term contracts for sale, and revenue is recognized when title passes and collectibility is reasonably assured. Copper revenues are recorded at hedged or market prices less realization charges. Acid revenue is recorded when title has passed to the customer and collectibility is reasonably assured.

(expressed in thousands of U.S. dollars, except where indicated)

Income taxes

The company uses the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Derivative instruments and hedging activities

Derivative financial instruments and hedges are utilized to manage foreign currency, interest rate and commodity price exposures. The company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific items or events, and assessing the effectiveness of the derivatives.

As required, copper forwards are utilized to hedge the prices obtained. As the company delivers into any forward contract entered into and therefore does not mark the forward contracts to market.

From time to time, the company enters into hedges of its foreign currency exposures on foreign currency denominated contracts by entering into offsetting forward exchange contracts. Foreign exchange financial instruments used to hedge long-term debt are accrued and offset against the respective translation losses and gains on the underlying long-term debt. Any premiums received or paid to hedge long-term debt are amortized over the life of the debt.

The company also enters into interest rate hedges to reduce the impact of fluctuating interest rates on its debt. These hedges may require the payment of a premium to obtain protection against increases in interest rates. The company designates its interest rate hedge agreements as hedges of specific long-term debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate hedge.

Realized and unrealized gains or losses associated with derivative instruments that have been terminated or cease to be effective prior to maturity are deferred and recognized in income in the period in which the underlying hedged transaction is recognized.

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method whereby all "in the money" options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(expressed in thousands of U.S. dollars, except where indicated)

Stock-based compensation

As permitted by the Canadian Institute of Chartered Accountants (CICA) standard for accounting for stock-based compensation, the company has elected not to follow the fair value method of accounting for stock options granted to employees and directors. No compensation expense is recognized when the options are granted pursuant to the plan; pro forma disclosure of compensation expense under the fair value method is included in note 14.

Currency

All references to dollars ($) are to thousands of U.S. dollars unless otherwise noted. CA$ refers to Canadian dollars, ZAR refers to South African Rand, and Aus. $ refers to Australian dollars.

4 Carlisa Joint Venture

Dilution of interest in Carlisa

From April 1, 2000, the company had a 49% joint venture interest in Carlisa which owns 90% of Mopani. Commencing in December 2001, the company elected to dilute its interest in Carlisa down to an eventual 18.8%. Effective from March 1, 2002, the company no longer proportionately consolidates its investment in Carlisa.

As a result of proportionately consolidating Carlisa, prior to dilution, the following balances were incorporated into the company's consolidated statement of operations and deficit for the period ended December 31, 2002:

	$
Income	20,731
Cost of sales and other expenses	25,525
	(4,794)
Minority interest	240
Proportionately consolidated losses	(4,554)

(expressed in thousands of U.S. dollars, except where indicated)

5 Inventory

	2003 $	2002 $
Ore in stockpiles	10,734	9,061
Work-in-progress	767	295
Finished product	202	64
Total product inventory	11,703	9,420
Consumable stores	7,245	2,444
Total inventory	18,948	11,864
Less: Non-current portion [1]	(1,114)	-
	17,834	11,864

[1] The non-current portion represents ore in stockpiles that the company does not currently anticipate processing in the next 12 months.

6 Investments

	2003 $	2002 $
Carlisa (note 4)	9,522	9,522
Anvil - Shares (a)	2,943	2,423
- Convertible note (b)	167	333
	12,632	12,278

Anvil

a) Shares

The company holds 34,029,857 shares (2002 - 31,148,857 shares) representing a 17% (2002 - 18.6%) interest in Anvil, a public company quoted on the Australian and Berlin Stock Exchanges. In 2003, the company sold 6 million shares and realized a gain on disposal of $138. In addition, the company purchased an additional 5.9 million shares for $478.

At December 31, 2003, the share price of Anvil was Aus. $0.41 (2002 - Aus. $0.12), which represents a market value of $10,450 (2002 - $2,110). During the year ended December 31, 2003, the company has recognized equity earnings (loss) for Anvil of $366 (2002 - $(8)). The company's shares in Anvil are pledged as security for certain long-term debt (note 10).

(expressed in thousands of U.S. dollars, except where indicated)

b) Convertible note

In November 2002, the company agreed to provide a $500 unsecured convertible note facility to Anvil. The note is for a term of 18 months at an interest rate of LIBOR plus 2.5%. The note is convertible into Anvil ordinary shares at a price of Aus. $0.10 per share, with each share issued having an attaching option exercisable at Aus. $0.12 at any time within two years. The convertible note must be redeemed or converted as to one-third of its face value within each six-month period.

In 2002, the company converted one-third of the face value of its convertible note into 2,961,000 shares of Anvil. In 2003, a further one-third of the note was converted. Subsequent to the year-end, the remaining one-third of the note was converted.

7 Exploration properties

	2003 $	2002 $
DRC		
Lufua - copper and cobalt prospect	1,096	491
Lonshi - copper reserve extension	702	-
Zambia	444	444
	2,242	935

(expressed in thousands of U.S. dollars, except where indicated)

8 Property, plant and equipment

			2003
	Cost $	Accumulated depletion, amortization and writedown $	Net $
Bwana			
Land and buildings	5,094	1,987	3,107
Mineral property	12,025	9,930	2,095
Plant and equipment	63,979	26,649	37,330
Work-in-progress	1,998	-	1,998
	83,096	38,566	44,530
Kansanshi			
Land and buildings	481	22	459
Mineral property	15,657	-	15,657
Plant and equipment	425	41	384
Work-in-progress	26,279	-	26,279
	42,842	63	42,779
Comisa			
Land and buildings	12	-	12
Mineral property	1,235	442	793
Plant and equipment	6,651	1,258	5,393
Work-in-progress	539	-	539
	8,437	1,700	6,737
Connemara			
Land and buildings	196	196	-
Mineral property	6,524	6,524	-
Plant and equipment	3,988	3,131	857
	10,708	9,851	857
Corporate and other	403	171	232
Total	145,486	50,351	95,135

During 2003, the company capitalized interest and finance costs of $99 (2002 - $633).

Connemara remains on care and maintenance. During 2001, the company reassessed the economic viability of Connemara, based on the political, foreign exchange and personal safety conditions in Zimbabwe and decided to write down the value of assets at Connemara by $9,091 to estimated liquidation values. These conditions have continued throughout 2003.

(expressed in thousands of U.S. dollars, except where indicated)

			2002
	Cost $	Accumulated depletion, amortization and writedown $	Net $
Bwana			
Land and buildings	4,777	1,638	3,139
Mineral property	12,025	9,363	2,662
Plant and equipment	58,645	21,655	36,990
Work-in-progress	1,218	-	1,218
	76,665	32,656	44,009
Kansanshi			
Land and buildings	481	12	469
Mineral property	10,657	-	10,657
Plant and equipment	23	23	-
Work-in-progress	3,783	-	3,783
	14,944	35	14,909
Comisa			
Land and buildings	12	-	12
Mineral property	1,249	253	996
Plant and equipment	159	26	133
	1,420	279	1,141
Connemara			
Land and buildings	196	196	-
Mineral property	6,524	6,524	-
Plant and equipment	4,013	3,136	877
	10,733	9,856	877
Corporate and other	302	82	220
Total	104,064	42,908	61,156

9 Other assets and deferred charges

	2003 $	2002 $
Deferred finance fees - net of amortization	1,935	135
Non-current ore stockpiles (note 5)	1,114	-
	3,049	135

(expressed in thousands of U.S. dollars, except where indicated)

10 Long-term debt

	2003 $	2002 $
Drawn debt facilities		
SCB facility (a)	25,074	16,492
EIB facility - net (b)	13,265	-
Banque Belgolaise facility (c)	6,000	-
ZCCM deferred payment (d)	3,333	-
SCB revolving facility (e)	-	4,000
KBC loan (f)	-	4,500
Other	1,028	1,167
Total long-term debt	48,700	26,159
Less: Current portion	(16,326)	(6,020)
	32,374	20,139

	2003 $
Undrawn debt facilities	
Standard Bank Group and WestLB (g)	120,000
EIB Kansanshi facility (h)	42,677
Standard Bank (i)	6,000
Total undrawn facilities	168,677

The scheduled future minimum repayments are as follows:

	$
2004	16,326
2005	12,437
2006	11,125
2007	6,343
2008	2,219
Thereafter	250
	48,700

(expressed in thousands of U.S. dollars, except where indicated)

a) Standard Chartered Bank (SCB)

On May 23, 2002, Bwana entered into a long-term debt facility with SCB. This facility provided funding for the plant expansion at Bwana. The facility comprised two elements: a term loan facility up to a maximum of $15,000 at LIBOR plus 2.5% and a Zambian Kwacha denominated facility of ZMK12,500,000,000 (equivalent to approximately $3,000 on drawdown) which bore interest at the base rate for Kwacha in Zambia.

On November 19, 2003, Bwana entered into a new long-term debt facility with SCB to re-finance the above facility, and provide additional funding for capital expenditure projects and general working capital purposes. The new SCB facility of $30,000 is repayable in 14 equal quarterly instalments commencing in March 2004 and bears interest at a rate of LIBOR plus 2.5%.

The company has pledged as security the assets and undertakings of Bwana.

b) European Investment Bank (EIB) facility

In 2002, Bwana entered into a finance contract with EIB for 14,000,000 Euros for additional project financing on the expansion of Bwana. This facility bears interest at between 3% and 12.5% depending upon the price of copper and is repayable in six equal annual instalments commencing July 2003.

The company has pledged as security the assets and undertakings of Bwana pari passu with the pre-existing security provided to SCB.

As at December 31, 2003, 11,666,667 Euros remained payable on this facility. The year-end exchange rate on the Euro / $ was 0.797:1, which is equivalent to $14,648. As this facility is in Euros, the company has entered into cross-currency principal and interest rate swaps with a counterparty to mitigate the foreign exchange and interest rate risk. As at December 31, 2003, these swaps had a value on an accrual basis of $1,383 and have been netted against the outstanding portion of the EIB facility.

c) Banque Belgolaise facility

On May 2, 2003, the company entered into a long-term debt facility with Banque Belgolaise to assist with financing the Comisa mining fleet. The facility bears interest at LIBOR plus 3% and is repayable in 10 quarterly instalments commencing in February 2004.

The company has pledged as security the mining fleet of Comisa.

d) ZCCM deferred payment

Consistent with the Kansanshi development agreement, the company agreed to pay $667 to Zambian Consolidated Copper Mines (ZCCM) on the first business day of April, July and October 2003 and January, April and July 2004 subject to the price of copper.

Based on copper prices during 2003, the company was able to defer the payments that were due to ZCCM.

(expressed in thousands of U.S. dollars, except where indicated)

e) SCB revolving facility

On October 24, 2002, the company entered into a $4,000 revolving facility with SCB. The facility bore interest at LIBOR plus 2.5% and was repaid in March 2003.

f) KBC loan

The KBC Bank N.V., Global Trade Finance Group (KBC) provided a $18,000 term debt facility to Bwana. The facility bore interest at LIBOR plus 2.5% and was repaid in March 2003.

Undrawn debt facilities

g) Standard Bank Group and WestLB

On December 12, 2003, Kansanshi entered into a secured $120,000 senior facility agreement arranged and underwritten by Standard Bank Group and WestLB to finance the design, construction, operation and maintenance of the Kansanshi project.

The facility comprises two tranches of $60,000, each available for drawdown until July 31, 2005. Tranche A is repayable in ten bi-annual instalments commencing six months after project completion; Tranche B is repayable in 21 quarterly payments before January 31, 2011. Interest on Tranche A is calculated at a fixed rate of 6%. Interest on Tranche B is calculated at LIBOR plus 3% during construction and LIBOR plus 2.5% during the repayment period.

h) EIB Kansanshi facility

On December 11, 2003, Kansanshi entered into a subordinated facility agreement with EIB, for 34 million Euros ($42,677), to finance the design, construction, operation and maintenance of the Kansanshi project. This facility is available for drawdown prior to October 31, 2006 and repayable in nine equal annual payments commencing October 31, 2007. Interest will be 7.2% until April 30, 2005 and thereafter will be recalculated annually, within a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year.

i) Standard Bank

On December 12, 2003, Kansanshi entered into a $6,000 facility with Standard Bank, London to finance Kansanshi's capital contribution pursuant to a connection agreement between Kansanshi and ZESCO Limited (the Zambian power utility), which provides for the construction of a new power line to service the Kansanshi project.

This facility bears interest at LIBOR plus 3.5%. The full amount of the loan is repayable on June 12, 2004. This loan also includes the issuance of 250,000 warrants valued as deferred finance costs (note 15).

(expressed in thousands of U.S. dollars, except where indicated)

11 Income taxes

a) The income taxes shown in the consolidated statements of operations and deficit differ from the amounts obtained by applying statutory rates to the earnings (loss) before provision for income taxes due to the following:

	Year ended December 31, 2003		13 months ended December 31, 2002	
	Amount $	%	Amount $	%
Earnings (loss) before income taxes, minority interest and equity earnings	5,591	100	(5,480)	100
Income taxes at statutory rates	2,103	38	(2,171)	40
Difference in tax rates	(752)	(13)	926	(17)
Changes in tax rates	-	-	(1,447)	26
Non-deductible expenses	213	3	478	(8)
Tax losses (recognized) not recognized	(42)	(1)	757	(14)
Taxation expense (recovery)	1,522	27	(1,457)	27
Comprising				
Current income taxes	11		122	
Future income taxes (recovery)	1,511		(1,579)	
	1,522		(1,457)	

b) The company has non-capital loss carry-forwards of $70,379 (2002 - $65,340) that may be available for tax purposes. The losses are in the following countries and expire as follows (expressed in US$):

Expiry date	Canada $	Congo $	Zambia $	Zimbabwe $
2004	-	-	2,198	-
2005	1,471	-	9,005	-
2006	1,642	-	14,834	-
2007	2,416	-	5,892	-
2008	1,651	3,002	457	-
2009	1,869	-	1,384	1,902
2010	1,307	-	21,262	75
2011	-	-	-	12
	10,356	3,002	55,032	1,989

(expressed in thousands of U.S. dollars, except where indicated)

c) The following table sets out changes in the future income tax liability for the current period:

	2003 $	2002 $
Opening future income tax liability	3,485	5,064
Future income tax expense (recovery)	1,511	(1,579)
	4,996	3,485

The significant components of the company's future income tax liability are as follows:

	2003 $	2002 $
Future income tax assets		
Operating loss carry-forwards	4,897	3,967
Future income tax liabilities		
Excess of carrying value of resource properties over tax loss	9,893	7,452
Net future income tax liability	4,996	3,485

Subject to restrictions, the company has operating losses and exploration and development expenditures available to reduce taxable income of future years. Future tax benefits that may arise as a result of these losses and resource deductions have not been recognized in these consolidated financial statements.

d) In 2002, the Zambian government announced that it had reduced the mining tax rate from 35% to 25%. This change in tax rate resulted in a net tax credit of approximately $1,447.

The currency basis of the company's tax losses at Bwana are currently subject to legal interpretation. Bwana maintains its tax records in U.S. dollars rather than Kwacha; formal approval for this treatment has not been received from the Zambian Revenue Authority (ZRA). The calculation of the future income tax liability assumes that Bwana can maintain its tax losses and taxation base of its assets in U.S. dollars. A number of Zambian companies are currently in negotiations with the ZRA to resolve this issue. Management is confident that maintaining the tax records in U.S. dollars is the appropriate treatment and therefore has calculated the tax liability on this basis. As of the preparation of these financial statements, this issue was still pending with the ZRA.

(expressed in thousands of U.S. dollars, except where indicated)

12 Environmental and closure provisions

	2003 $	2002 $
Environmental and closure provisions	1,680	747

Environmental expenditures

The company's operations have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly from country to country and are not predictable. The company, where possible, has estimated the future environmental costs based on current best practice; these estimates are subject to changes in environmental legislation and the company's ability to accurately forecast the costs associated with closure and site reclamation.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or are capitalized and amortized, depending on their future economic benefits.

At Bwana and Comisa, the company has established a provision for estimated post-closure reclamation costs and is accruing for these costs over the remaining production life of the operations. To date, no provision has been made for post-closure reclamation costs at Kansanshi as the project is still under construction. No provision has been made for Connemara as the amounts are not readily determinable due to the lack of environmental legislation.

13 Equity accounts

	2003 $	2002 $
Common shares (a)	110,557	74,102
Special warrants (b)	-	10,664
Warrants (note 15)	777	1,627
Contributed surplus	1,768	1,768
	113,102	88,161

(expressed in thousands of U.S. dollars, except where indicated)

Common shares

Authorized
100,000,000 common shares without par value

Issued

	2003		2002	
	Number of shares	Amount $	Number of shares	Amount $
Balance - Beginning of period	43,506,628	74,102	43,040,128	73,793
Shares issued (a)	5,500,000	20,554	-	-
Exercise of stock options (note 14)	889,500	1,944	466,500	309
Special warrants converted (b)	5,500,000	10,664	-	-
Warrants converted (note 15)	1,000,000	3,293	-	-
Balance - End of period	56,396,128	110,557	43,506,628	74,102
Weighted average shares outstanding	50,668,307		43,362,680	

a) On July 3, 2003, 5.5 million common shares were issued at CA$5.35 per share for net proceeds of $20,544.

b) On December 19, 2002, 5,500,000 special warrants were issued at CA$3.25 per special warrant for net proceeds of $10,664. Each special warrant was converted into one common share of the company at no additional cost on April 18, 2003.

c) On February 10, 2004, 3.75 million common shares were issued at CA$16.00 per share for gross proceeds of approximately $45.2 million.

14 Share stock options

The company has a director and employee stock option plan, under which it may grant options to its directors and employees for up to 6,547,444 (2002 - 5,027,107) shares of common stock. The exercise price per share, maximum term, options granted, and the vesting period under the plan are determined by the Board of Directors.

(expressed in thousands of U.S. dollars, except where indicated)

	2003		2002	
	Number of shares	**Weighted average exercise price CA$**	**Number of shares**	**Weighted average exercise price CA$**
Outstanding - Beginning of period	2,642,000	3.14	3,378,500	2.94
Granted	686,000	5.10	218,000	3.50
Exercised	(889,500)	2.98	(466,500)	1.03
Cancelled	(32,000)	3.35	(8,000)	3.50
Expired	-	-	(480,000)	3.96
Outstanding - End of period	2,406,500	3.75	2,642,000	3.14

At December 31, 2003, the following share stock options were outstanding:

	Number of shares	Exercise price CA$	Expiry date
	365,000	0.85	July 21, 2004
	10,000	1.30	November 12, 2004
	20,000	1.50	December 15, 2004
	1,219,500	3.81	May 22, 2006
	106,000	3.50	September 9, 2007
	686,000	5.10	May 27, 2008
Outstanding	2,406,500		
Vested and exercisable	1,633,333		

Stock-based compensation pro forma information

If the fair value based accounting method were used, the company would have realized a compensation expense of approximately $813 (2002 - $62). Pro forma earnings and earnings per share are as follows:

	2003 $	2002 $
Earnings (loss) as reported	4,435	(3,791)
Compensation expense	(813)	(62)
Pro forma earnings (loss)	3,622	(3,853)
Pro forma basic and diluted earnings (loss) per share	0.07	(0.09)

(expressed in thousands of U.S. dollars, except where indicated)

The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense:

Risk-free interest rate	3.57% to 4.94%
Options expected life	2.5 to 4.5 years
Expected volatility	46% to 130%
Expected dividend	nil

Option pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

15 Share purchase warrants

			2003			2002
	Number of shares	Weighted average exercise price CA$	Total $	Number of shares	Weighted average exercise price CA$	Total $
Outstanding - Beginning of period	1,000,000	2.25	1,627	2,148,289	3.17	2,440
Granted	250,000	11.00	777	-	-	-
Exercised	(1,000,000)	2.25	(1,627)	-	-	-
Cancelled	-	-	-	(1,148,289)	3.97	(813)
Outstanding - End of period	250,000	11.00	777	1,000,000	2.25	1,627

Certain warrants outstanding were assigned values when issued as consideration for financing arrangements. If these warrants expire unexercised then the assigned value is transferred to contributed surplus. If the warrants are exercised then the assigned value is transferred to common shares.

As at December 31, 2003, the following share purchase warrants were outstanding:

	Number of shares	Exercise price CA$	Expiry date
Warrants	250,000	11.00	December 12, 2005

a) On December 12, 2003, 250,000 warrants were issued at a fair value of $777 to Standard Bank, London in conjunction with the $6,000 loan facility provided to Kansanshi (note 10). The warrants grant the right to purchase 250,000 common shares of the company at CA$11.00 and expire on December 12, 2005.

(expressed in thousands of U.S. dollars, except where indicated)

b) On October 8, 2003, 1,000,000 warrants were exercised for CA$2.25; these warrants had a deemed fair value of $1,627. Both the fair value of the warrants and the proceeds from the exercise were transferred to common shares.

c) On March 31, 2000, 1,464,697 warrants were issued at a fair value of $1,277 to Glencore Finance as part of the Mopani acquisition. Each warrant was exercisable to acquire one common share of the company at an exercise price of CA$3.75. Of these warrants, 1,000,000 expired on September 30, 2001 and 464,697 expired on March 31, 2002.

16 Segmented information

The company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Bwana and Comisa Operations (BCO)

The Bwana plant and the Comisa mine are distinct legal entities and operations but from a management perspective are viewed as an integrated operation, with the Bwana plant processing the ore mined by Comisa. The Bwana plant in Zambia produces grade A copper cathodes from ore in tailings dumps and from Comisa's Lonshi open pit mine in the DRC. In addition, the Bwana plant manufactures sulphuric acid for use in processing the copper and for sale to third parties.

Kansanshi Copper Project (KCP)

The Kansanshi project is located in the northwest province of Zambia, approximately 15 kilometres north of Solwezi. The project is in the construction phase which includes civil engineering and earthworks, with commissioning scheduled in late 2004 and commercial production commencing in 2005.

Carlisa (CAR)

From April 1, 2000 to February 28, 2002, the company proportionately consolidated its investment in Carlisa. From March 1, 2002, the company now cost accounts for this investment (note 4) and therefore does not consolidate any of the results of the Carlisa controlled operations at Mopani.

Carlisa holds a 90% interest in Mopani, which comprises the Mufulira Division and Nkana Division both in Zambia.

(expressed in thousands of U.S. dollars, except where indicated)

Corporate Development and Administration (CDA)

The corporate development and administration segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, and corporate administration. It also holds the Connemara gold mine in Zimbabwe which is currently on a care and maintenance basis.

For the year ended December 31, 2003, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
Revenues from external customers	60,454	-	-	-	60,454
Interest and other income	52	-	-	229	281
Cost of sales	41,273	-	-	49	41,322
Segment gross profit	19,233	-	-	180	19,413
Depletion and amortization	7,632	-	-	129	7,761
General and administrative	-	-	-	2,851	2,851
Exploration	-	-	-	620	620
Foreign exchange loss (gain)	1,591	-	-	(622)	969
Gain on disposal	(138)	-	-	-	(138)
Interest and financing fees	1,713	-	-	46	1,759
Segment profit (loss) before the undernoted items	8,435	-	-	(2,844)	5,591
Equity earnings	-	-	-	366	366
Income tax	1,522	-	-	-	1,522
Segment profit (loss) after tax	6,913	-	-	(2,478)	4,435
Property, plant and equipment additions	13,449	27,896	-	76	41,421
Total assets	83,335	44,731	9,522	121,276	258,864
Intercompany balances included in total assets	(4,220)	-	-	(93,719)	(97,939)
Total consolidated assets	79,115	44,731	9,522	27,557	160,925

Definitions:

BCO - Combined operations of Bwana and Comisa
KCP - Kansanshi Copper Project
CAR - Carlisa investment which holds the interest in Mopani
CDA - Corporate Development and Administration, includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the 13 months ended December 31, 2002, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
Revenues from external customers	29,841	-	20,628	-	50,469
Interest and other income	64	-	103	706	873
Cost of sales	22,455	-	24,109	333	46,897
Segment gross margin	7,450	-	(3,378)	373	4,445
Depletion and amortization	4,277	-	693	67	5,037
General and administrative	-	-	-	2,933	2,933
Exploration	-	-	-	237	237
Foreign exchange gain	(357)	-	-	(165)	(522)
Interest and financing fees	1,295	-	723	222	2,240
Segment profit (loss) before the undernoted items	2,235	-	(4,794)	(2,921)	(5,480)
Minority interest	-	-	240	-	240
Equity loss	-	-	-	(8)	(8)
Income tax (recovery)	(1,494)	-	-	37	(1,457)
Segment profit (loss) after tax	3,729	-	(4,554)	(2,966)	(3,791)
Property, plant and equipment additions	26,971	2,644	-	176	29,791
Total assets	62,224	15,119	9,522	70,618	157,483
Intercompany balances included in total assets	(249)	-	-	(59,410)	(59,659)
Total consolidated assets	61,975	15,119	9,522	11,208	97,824

Definitions:

BCO - Combined operations of Bwana and Comisa
KCP - Kansanshi Copper Project
CAR - Carlisa investment which holds the interest in Mopani
CDA - Corporate Development and Administration, includes Connemara

17 Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and prepaid expenses and accounts payable and accrued liabilities approximate their fair values due to their short-term maturity. The company has determined that it is not practical to assess the fair value of long-term debt. Information on long-term debt is presented in note 10. The company's long-term debt is subject to interest rate risk.

(expressed in thousands of U.S. dollars, except where indicated)

18 Supplemental cash flow information

During the year ended December 31, 2003 and the 13 months ended December 31, 2002, the company conducted non-cash operating, financing and investing activities as follows:

	Year ended December 31, 2003 $	13 months ended December 31, 2002 $
Non-cash operating activities		
Accounts receivable	(2,634)	(15,982)
Inventory	-	(20,024)
Accounts payable	1,000	24,541
Management fee receivable	-	(2,856)
Deferred financing fees	(777)	-
	(2,411)	(14,321)
Non-cash financing activities		
Debt	4,000	31,892
Minority interest	-	(159)
Warrants	777	-
	4,777	31,733
Non-cash investing activities		
Property, plant and equipment	(2,366)	(61,811)
Deferred revenue	-	57
Environmental and closure provisions	-	28,727
Investments	-	9,522
Net Carlisa-related intercompany adjustment	-	6,093
	(2,366)	(17,412)

During the year ended December 31, 2003, the company paid interest of $1,486 (2002 - $2,575) and taxes of $11 (2002 - $262).

The majority of the 2002 non-cash transactions arose as a result of the change in accounting method for Carlisa (note 4).

19 Hedging commitments

The company is exposed to fluctuations in metal prices, interest rates and foreign exchange rates and enters into contracts to hedge or manage a portion of its exposure.

(expressed in thousands of U.S. dollars, except where indicated)

Copper forward sales contracts

The company has the following forward sales contracts in place as at December 31, 2003:

The company has hedged 1,000 tonnes of its budgeted monthly production to December 2004 at the following prices: January to June 2004 $1,987, July 2004 $2,024 and August to December $2,036 per tonne, respectively. As at December 31, 2003, the fair value of these copper forwards was $(3,336).

ZAR FX option hedge

As at December 31, 2003, the company has an option to swap $3,100 into ZAR at the rate of 6.85:1 which expires on January 27, 2004. This instrument had a fair value of $143.

Principal and interest rate swaps

The company has entered into cross-currency principal and interest rate swaps to swap the Euro interest and principal payments on the EIB facility to US$. At December 31, 2003, the principal and interest rate swaps had fair values of $468 and $(342), respectively.

20 United States GAAP reconciliation

The United States GAAP reconciliation is included solely for the purpose of the company's Annual Information filing on the Alternative Investment Market (AIM) of the London Stock Exchange. The company is listed on the Toronto Stock Exchange and the AIM and is not a registrant with the United States Securities and Exchange Commission.

The company's financial information is prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The preparation under Canadian GAAP differs in certain significant respects from that under United States GAAP (U.S. GAAP). The impact of the principal measurement differences on the consolidated financial statements is as follows:

a) Deferred exploration

Under Canadian GAAP, exploration costs can be capitalized. Under U.S. GAAP, exploration costs are expensed until such time as a definitive feasibility study has been completed that supports the capitalization of exploration costs.

(expressed in thousands of U.S. dollars, except where indicated)

b) Investment carrying values

Prior to the year ended November 30, 2000, the company accounted for its investment in Anvil at cost less any amounts written off to reflect an impairment in value that was other than temporary. Under U.S. GAAP, the company's investment in Anvil would have been accounted for as available-for-sale and carried at fair value, with any unrealized gains and losses being excluded from earnings and reported as other comprehensive income. This method gave rise to a difference between Canadian and U.S. GAAP. This difference in accounting treatment has been reflected in an opening adjustment of $1,807 to total shareholders' equity under other comprehensive income.

Under Canadian and U.S. GAAP, the company now accounts for its investment in Anvil using the equity method. Included in comprehensive income is the company's share of the unrealized gains and losses arising on available-for-sale securities held by Anvil.

c) Asset retirement obligations

For U.S. GAAP purposes, the company adopted Statement of Financial Accounting Standards (SFAS) 143 on asset retirement obligations (ARO) effective January 1, 2003, resulting in the recognition of the estimated fair value of the liability for ARO and a corresponding increase in the carrying value of the applicable long-lived assets. Accretion is being recognized on the ARO. Subsequent to January 1, 2003, the ARO and related long-lived assets are adjusted for changes resulting from revisions to either the timing or amount of the original undiscounted asset retirement cash flows. Effective January 1, 2003, the company recognized an adjustment of $1,322 in the U.S. GAAP income statement for the cumulative effect of this accounting change.

d) Comprehensive income

U.S. GAAP requires that a comprehensive income statement be prepared. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period; except those resulting from investments by owners and distributions to owners." The comprehensive income statement reconciles the reported net income to the comprehensive income amount.

e) Derivative instruments

For U.S. GAAP, the company has adopted SFAS 133. This standard requires that all derivatives be recorded on the balance sheet at their fair value with changes in fair value recognized in earnings of the current period unless specific hedge accounting criteria are met. Management has currently not designated any of the company's financial instruments as hedges for U.S. GAAP purposes under SFAS 133. The company's copper forward contracts meet the normal course purchase and sale criteria. The EIB facility and the ZCCM deferred payment contain embedded derivatives as defined in SFAS 133. Management has determined that the value of these instruments at December 31, 2003 is not material.

(expressed in thousands of U.S. dollars, except where indicated)

f) Cash flows

Under Canadian GAAP, exploration expenditures are recorded as cash flows used in investing activities. During the year ended December 31, 2003, exploration expenditures of $1,248 (2002 - $3,489) would be reclassified as cash flow used in operating activities under U.S. GAAP.

g) Reconciliation to earnings (loss) under U.S. GAAP

	Year ended December 31, 2003 $	13 months ended December 31, 2002 $
As reported in accordance with Canadian GAAP	4,435	(3,791)
U.S. GAAP adjustments		
Deferred exploration (b)	(1,307)	(3,489)
Asset retirement obligations (d)	162	-
Derivative instruments (f)	(1,109)	-
Net earnings (loss) under U.S. GAAP before changes in accounting policies	2,181	(7,280)
Cumulative effect adjustment - asset retirement obligations	(1,322)	-
Net earnings (loss) under U.S. GAAP	859	(7,280)
Unrealized (loss) gain on securities (c)	(34)	22
Comprehensive earnings (loss) under U.S. GAAP	825	(7,258)

h) Reconciliation to earnings (loss) per share under U.S. GAAP

Using earnings (loss) per U.S. GAAP results in the following earnings (loss) per share amounts:

	Year ended December 31, 2003 $	13 months ended December 31, 2002 $
Basic and diluted earnings (loss) per share	0.02	(0.17)

(expressed in thousands of U.S. dollars, except where indicated)

i) Reconciliation to total shareholders' equity under U.S. GAAP

	2003 $	2002 $
As reported in accordance with Canadian GAAP	82,902	53,527
Cumulative U.S. GAAP adjustments		
Deferred exploration (b)	(6,025)	(4,718)
Unrealized losses on securities (c)	(1,698)	(1,664)
Asset retirement obligations (d)	(1,160)	-
Derivative instruments	(1,109)	-
U.S. GAAP shareholders' equity	72,910	47,145

21 Commitments and contingencies

a) Kansanshi deferred consideration

Under the terms of the purchase agreement, the company has agreed to make a final payment to Cyprus Amax in connection with the Kansanshi acquisition. This amount will be calculated as $25,000 less an amount equal to the average market value for the thirty days prior to the commencement of commercial production of the 1.4 million common shares that the company previously issued to Cyprus Amax.

b) Commitments

In conjunction with the development of Kansanshi and other projects, the company has committed to approximately $73,000 in capital expenditures as at December 31, 2003.

22 Subsequent event

On February 10, 2004, the company issued 3.75 million common shares for gross proceeds of approximately $45.2 million (note 13).

RECEIVED
2004 JUN -3 A 10: 29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

(April 1, 2004)

Fourth Quarter and Year Ended December 31, 2003
(expressed in U.S. dollars)

Highlights

Year Ended December 31, 2003:

- Copper production of 29,513 tonnes (65 million pounds) with a cash cost (C1) of $0.44 per pound
- Acid production of 132,951 tonnes of which 75,228 tonnes were sold externally
- Net earnings of $4.4 million or $0.09 per share
- Cash flow from operations were $15.9 million or $0.31 per share
- Construction commenced at the Kansanshi copper-gold project
- New copper-cobalt discovery at Lufua
- Expansion of exploration portfolio
- First Quantum added to the S&P/ TSX Composite Index

Summary of Financial and Operational Results

The following discussion, analysis and financial review is comprised of eight main sections:

1. Selected Annual Information
2. Discussion of Earnings and Operations
3. Discussion of Cash Flows
4. Discussion of Financial Position and Liquidity
5. Other Matters
6. Outlook
7. Critical Accounting Policies
8. Summary of Quarterly Results

For further information on the Company reference should be made to the Company's Annual Information Form (AIF) and also to its public filings that are available on www.sedar.com.

1. Selected Annual Information

Selected Annual Information
Table 1

	2003	2002 (13 months)	2001	2000	1999
Statement of Operations ($ millions)					
Total Revenues	$60.7	$51.3	$138.1	$91.2	$34.3
Net Earnings (Loss)	4.4	(3.8)	(21.0)	7.5	(0.1)
Net Earnings per Share					
Basic	$0.09	$(0.09)	$(0.58)	$0.30	$(0.00)
Diluted	$0.09	$(0.09)	$(0.58)	$0.27	$(0.00)
Balance Sheet ($ millions)					
Total Assets	$160.9	$97.8	$154.7	$128.6	$59.0
Total long-term liabilities	41.8	24.3	58.0	52.6	16.7
Shareholder's Equity ($ millions)	$82.9	$53.5	$46.3	$33.0	$24.6
Cash Flow from:					
Operating activities ($ millions)	$15.9	$(4.1)	$6.5	$9.4	$9.9
Operating per share	$0.31	$(0.09)	$0.18	$0.37	$0.40

The comparison between financial years is complicated by the change in fiscal year end that occurred in 2002. This change means that the 2002 year is a 13 month period.

Comparison between years is further complicated by the results of Carlisa being proportionately consolidated from April 1, 2000 to March 1, 2002. After diluting its investment in Carlisa, the Company now cost accounts for its investment. To fully understand the impact of Carlisa, reference should be made to the 2002 audited annual financial statements.

2. Discussion of Earnings and Operations

Consolidated Revenue

Full year revenues increased to $60.7 million (2002: $51.3m; 2001: $138.1m) which comprised copper revenues of $49.4 million (2002: $17.0m; 2001: $15.0m), acid revenues of $11.0 million (2002: $12.8m; 2001: $9.5m) and other revenue of $0.3 million (2002: $21.5m; 2001: $113.6m). Copper revenues were up 191% due to improved copper prices and a 148% increase in copper production at Bwana. Acid revenues were down due to higher internal consumption as a result of the increased copper production. This reduction in surplus acid production was offset by slightly higher sales prices as the Company was able to recoup higher sulphur costs from customers. The decrease in other revenue from 2002 and 2001 was due to the proportionate dilution of the Company's interest in Carlisa, which is now cost accounted.


Total Revenue
$160
$140
$120
$100
$80
$60
$40
$20
$-
($ Million)
$60.7
$51.3
$138.1
2003
2002
2001
Year

Annual Revenues Table 2			
	2003	2002	2001
Revenues ($ millions)	**12 months**	**13 months**	**12 months**
Copper	$49.4	$17.0	$15.0
Acid	11.0	12.8	9.5
Other	0.3	21.5	113.6
Total Revenue	60.7	51.3	138.1
Sales Statistics (tonnes)			
Copper Sales	29,769	11,825	9,662
Acid Sales	75,228	88,198	62,783
Realized Price			
Copper ($ per pound)	$0.75	$0.65	$0.71

The 63% decrease in total revenues from 2001 to 2002 reflects the non-consolidation on dilution of the Company's interest in Carlisa. Revenues from Bwana in 2002 increased by 21% to $29.8 million (2001: $24.6m) as a result of the commissioning the plant expansion in quarter four, 2002.

The realized copper price rose to $0.75 per pound (2002:$0.65; 2001:$0.71). The LME copper price gradually increased during the first three quarters of 2003 on the back of falling LME copper inventories and increases in demand for copper, principally from China. The fourth quarter saw a significant price increase as LME copper inventories continued to decline. The average LME cash price for 2003 was $0.81 (2002: $0.71; 2001: $0.72).The difference between the LME price and the realized price was due to realization charges and hedging activities.

Consolidated Cost of Sales and Production Statistics

Cost of sales for the year ended December 31, 2003, were $41.3 million (2002: $46.9m: 2001: $123.5m). The net decrease in cost of sales in 2003 is due to two offsetting factors. The 2002 amount includes Carlisa cost of sales of $24.1 million. This decrease was offset by the increase in production at Bwana in 2003 and higher unit costs associated with processing the Lonshi ore for a full year. The decrease in 2002 cost of sales from 2001 relates to the dilution of the Company's investment in Carlisa.

Annual Cost of Sales and Production Statistics Table 3			
	2003	**2002**	**2001**
	12 months	**13 months**	**12 months**
Costs			
Cost of Sales ($ million)	$41.3	$46.9	$123.5
C1 Costs ($ per pound)	$0.44	$0.27	$0.18
C3 Costs ($ per pound)	$0.62	$0.52	$0.61
Production Statistics (tonnes)			
Copper Production	29,513	11,878	9,662
Acid Production	132,951	140,263	108,366
Ore mined	711,299	1,195,313	335,398
Ore Grade Mined	4.8%	4.6%	4.4%
Waste mined	4,487,430	4,155,839	1,473,624

Other expenses for the year ended December 31, 2003 were $13.8 million (2002: $9.9m 2001: $32.5m). Other expenses were comprised of depreciation $7.8 million (2002: $5.0m; 2001: $12.4m), general and administration costs of $2.8 million (2002: $2.9m; 2001: $2.1m) and interest and financing expenses of $1.8 million (2002: $2.2m; 2001: $6.3m). The movement in depreciation expense is due to the increased production at Bwana which uses the units of production method of depreciation. Included in other expenses was also a foreign exchange loss of $1.4 million on Bwana's European Investment Bank facility. As at December 31, 2003, $1.3 million of the foreign exchange loss remains unrealized.

The Bwana European Investment Bank facility is a Euro dominated facility and the strengthening of the Euro in the second quarter of the year against the US$ meant the Company realized an FX loss prior to hedging of this facility.

Mining

For the year ended December 31, 2003, approximately 711,299 tonnes (2002: 1,195,313) of ore and approximately 4,487,430 tonnes (2002: 4,155,839) of waste were mined in total. The strip ratio (ratio of waste to ore) for the year increased to 6.3 (2002: 3.5:1). As the open pit mine at Lonshi has deepened, the corresponding strip ratio has also increased as the Company has to remove more waste to gain access to the underlying ore body.

To address this increasing strip ratio the Company has adopted the mining industry practice of deferred stripping. For a full understanding of the implications of this policy reference should be made to the critical accounting policies in section 7 of this MD&A.



Copper Production
(Tonnes)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
29,513
11,878
9,662
2003
2002
2001
Year

Processing

Copper production increased to 29,513 tonnes (2002: 11,878t; 2001: 9,662t). The 148% increase over 2002 was due to the plant expansion completed at Bwana at the end of 2002. The design capacity of the Bwana operation is 35,000 tonnes of copper cathode per year.

Cash costs (C1) for the year were $0.44 per pound (2002: $0.27 lb; 2001: $0.18 lb) and total costs (C3) were $0.62 per pound (2002: $0.52 lb; 2001: $0.61 lb). The increase in cash costs relates principally to the processing of Lonshi ore rather than the Bwana tailings dump. The processing of Lonshi ore involves additional costs than the tailings as the ore requires mining, transportation and additional milling that was not necessary for the tailings. In addition, the deferred stripping liability has added $0.04 per pound to the cash costs (C1) for the year.

The 2001 cash costs are lower than 2002, due to the Bwana starting to process ore from Lonshi in 2002 while the cash costs for 2001 only included costs of processing tailings which required less mining, transporting and processing.

Acid production was 132,951 tonnes (2002: 140,263t; 2001: 108,366t). The comparative figure for 2002 was for a thirteen month period. On a twelve month basis acid production in 2003 was slightly ahead of 2002. In 2003, 75,228 tonnes (2002: 88,198t; 2001: 62,783t) of surplus acid production was sold. The decrease was due to higher internal consumption of acid as a result of the increased copper production. In addition, the 2002 comparative figure includes thirteen months of surplus acid production due to the change in year end.

Acid production and surplus acid production increased from 2001 to 2002 as Bwana commissioned a second acid plant which increased its production capacity.

Consolidated Earnings

Net earnings for the year increased to $4.4 million (2002: $(3.8)m; 2001: $(21.0)m) or $0.09 per share (2002: ($0.09); 2001: $(0.58)). Equity investment earnings for the year were $0.4 million (2002: $(8,000); 2001:$29,000). The improvement in equity investment earnings came as a result of Anvil Mining NL (Anvil). Anvil had positive earnings from its Dikulushi mine in the Democratic Republic of Congo (DRC) and also realized a profit on investments that it sold during the year.



Earnings (Loss)
($ Millions)
$10
$5
$-
$(5)
$(10)
$(15)
$(20)
$(25)
$4.4
$(3.8)
$(21.0)
2003
2002
2001
Year

Net Earnings Table 4			
	2003 **12 months**	**2002** **13 months**	**2001** **12 months**
Earnings			
$ (millions)	$4.4	$(3.8)	$(21.0)
Basic earnings per share	$0.09	$(0.09)	$(0.58)
Diluted earnings per share	$0.09	$(0.09)	$(0.58)

3. Discussion of Cash Flows

Consolidated Cash Flow

Cash Flows Table 5			
	2003 12 months	**2002 13 months**	**2001 12 months**
Cash Flows from: ($ millions)			
Operating activities	$15.9	$(4.1)	$6.5
Financing activities	42.0	22.2	23.4
Investing activities	(40.5)	(19.7)	(22.7)

Year Ended December 31, 2003

The cash inflow from operating activities was $15.9 million (2002: $(4.1)m; 2001: $6.5m) or $0.31 per share (2002: ($0.09); 2001: $0.18). The significant turnaround in cash flow from operations is attributable to the improvement in revenue resulting from increased production and improved realized copper prices at Bwana.


Operating Cash Flow
$20
$15
$10
$5
$-
$(5)
$(10)
($ Millions)
$15.9
$(4.1)
$6.5
2003
2002
2001
Year

The cash outflow from operating activities in 2002 resulted from the Company increasing its ore in stockpiles that had not previously existed in 2001 as the Lonshi mining operation commenced.

The cash inflow from financing activities was $42.0 million (2002: $22.2m; 2001: $23.4m). During the year the Company had proceeds from debt of $47.3 million. The Company entered into new agreements with Standard Chartered Bank ($25 million) and European Investment Bank ($15 million or 14 million Euros) for Bwana and a new loan with Banque Belgolaise ($6 million) to finance the mining fleet at Lonshi.

The cash flow from financing activities in 2002 generated $22.2 million which included $25.7 million from proceeds of long-term debt and $11.1 million in net proceeds from the issuance of common shares and special warrants, offset by $14.7 million that was repaid on long-term debt.

The cash outflow from investing activities was $40.5 million (2002: $19.7m; 2001: $22.7m). During the year the Company continued its capital investment in Kansanshi ($25 million) and other payments for assets of $11 million. Included within the other payments is a $6 million investment in the Lonshi mining fleet, as the Company transitioned from contractor mining to owner mining. The move to owner mining has seen the cost of mining at Lonshi fall. The Company also invested $1.3 million in deferred exploration during the year in the DRC. The cash outflow in 2002 was primarily for the costs of Bwana's capital expansion and the Company's continued investment in Kansanshi.

Financings 2003

The following table provides detail of all the financings that were undertaken in 2003 and their actual use of proceeds compared with their stated use of proceeds at the time the financing was announced:

Financing 2003 Table 6			
		Use of Proceeds	
Lender / Source	**Amount**	**Proposed**	**Actual**
European Investment Bank (EIB- Bwana)	€14 million	Refinance BMML Expansion	As proposed
5.5 million Special Warrants @ Cdn $3.25	$10.7 million	For completion of Kansanshi feasibility study and working capital	As proposed
Banque Belgolaise (BBL)	$6 million	To finance Comisa's mining fleet	As proposed
5.5 million common shares @ Cdn $5.35	$20.6 million	Equity component of Kansanshi's project capital	As proposed
Standard Chartered Bank $30 million facility (SCB)	$30 million	Refinance existing SCB facility and working capital requirements	As proposed. $5m remains undrawn
Standard Bank Group and West LB facility	$120 million	Finance construction at Kansanshi	Undrawn
European Investment Bank (EIB)(Kansanshi)	€34 million	Finance construction at Kansanshi	Undrawn
Standard Bank	$6 million	Financing at Kansanshi (Powerline)	As proposed

4. Discussion of Financial Position and Liquidity

Financial Position Table 7			
	2003	**2002**	**2001**
Assets ($ millions)			
Cash and cash equivalents	$25.6	$8.2	$9.8
Total current assets	47.9	23.3	49.5
Total assets	160.9	97.8	154.7
Liabilities ($ millions)			
Total current liabilities	$34.1	$17.7	$48.1
Net long-term debt	32.4	20.1	28.9
Total liabilities	75.8	42.1	106.1
Shareholders' Equity ($ millions)	82.9	53.5	46.3
Working capital ($ millions)	$13.8	$5.6	$1.4
Weighted Average # Shares	50,668,307	43,362,680	36,326,740
Outstanding # of Shares	56,396,128	43,506,628	43,040,124

Comparison of the financial position of the Company from 2001 to 2002 is made difficult by the dilution of the Company's interest in Carlisa. In the 2001 financial position the Company had proportionately consolidated its investment in Carlisa. In 2002, the Company now accounts for its investment as a one-line item on the balance sheet.

Cash and cash equivalents

As at December 31, 2003, the Company had cash of $25.6 million (2002: $8.2m; 2001: $9.8m). The increase in cash can be attributed to positive cash flow from operations and the cash inflow from the debt and equity financings during the year.

Current assets

Total current assets were $47.9 million (2002: $23.3m; 2001 $49.5m) the increase in current assets was due to increased cash and inventory. The increase in inventory principally came about through an increase in consumable stores at Bwana and Comisa.

Total assets

Total assets were $160.9 million (2002: $97.8m; 2001: $154.7m). The large increase is as a result of an increase in current assets and also capital assets. The capital assets have increased due principally to the start of the construction phase at Kansanshi and the investment in the mining fleet at Comisa. The mining activities at Lonshi had previously been contracted to an outside company. The decrease from 2001 to 2002 was as a result of the dilution of the Company's investment in Carlisa.

Current liabilities

Current liabilities were $34.1 million (2002: $17.7m; 2001: $48.1m) the increase in 2003 can be attributed to the increase in the current portion of long term loans with new loans from SCB, EIB-Bwana, and BBL. Reference should be made to the financings section of this MD&A to understand the purpose of these new facilities in 2003. The decrease in current liabilities from 2001 to 2002 was due principally due to the dilution of the Company's interest in 2002.

Net long-term debt

Net long term debt was $32.4 million (2002: $20.1m; 2001: $28.9m) due to the increase the new loans drawn as noted above.

Total liabilities

Total liabilities were $75.8 million (2002: $42.1m; 2001: $106.1m) which include provisions for deferred stripping, $2.7 million and future income taxes of $5.0 million (2002: $3.5m; 2001; $5.1m). The deferred stripping liability is new this year and has arisen due to the fact that the strip ratio this year was lower than the mine life strip ratio of 8.4:1. The adoption of the deferred stripping accounting method is consistent with mining industry practice and is designed to smooth mine operating costs over the life of the mine.

The provision for future income taxes continues to increase as the Company generates positive earnings at Bwana and utilizes accelerated capital allowances for tax purposes to minimize the amount of cash taxes payable.

Contractual Obligations

Payments Due by Period Table 8							
($ millions)	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	There after
Long Term Debt $	$48.7	$16.3	$12.4	$11.1	$6.4	$2.2	$0.3
Commitments	$73.0	$73.0					

Under the terms of the Kansanshi purchase agreement the Company is required to make a final payment to Cypress Amax. This amount will be calculated as $25 million less an amount equal to the average market value, for the thirty days prior to the project achieving commercial production, of 1.4 million common shares of the Company.

Undrawn Debt Facilities

As at December 31, 2003 the Company had undrawn debt facilities of $168.7 million that have been designated for the capital requirements of the Kansanshi project. Subsequent to the year end the Company has entered into two additional facilities with the Banque Belgolaise and Export Development Canada ($30 million for the financing the mining fleet at Kansanshi) and Glencore International AG ($25 million cost overrun facility for Kansanshi).

Working capital

As at December 31, 2003 the working capital of the Company was $13.8 million (2002: $5.6m; 2001: $1.4m). The improvement in the working capital ratio comes primarily from the positive cash flow from operations and financing activities in 2003.


Working Capital
$16
$14
$12
$10
$8
$6
$4
$2
$-
($ MILLIONS)
$13.8
$5.6
$1.4
2003
2002
2001
YEAR

Shareholder's Equity

As at December 31, 2003, the Company had shareholders' equity of $82.9 million (2002: $53.5m ; 2001: $46.3m) during the year the Company raised $20.5 million from the placement of 5.5 million shares for Cdn$5.35, the proceeds of which were used to finance the Company's equity component of the Kansanshi project.

As at December 31, 2003 the Company had 56,396,128 common shares outstanding (2002: 43,506,628; 2001: 43,040,124). In addition, to the outstanding common shares the Company had 2,406,500 options and 250,000 warrants outstanding. The weighted average number of shares outstanding for the year was 50,668,307.

Subsequent to year end, the Company issued 3.75 million common shares at Cdn$16.00 for gross proceeds of approximately $45.2 million.

5. Other Matters

Segmented Discussion Table 9			
($ millions)	**BCO**	**CDA**	**Total**
Revenue	$60.5	$0.2	$60.7
Cost of Sales	41.3	-	41.3
Gross Profit	19.2	0.2	19.4
Other expenses	12.3	2.7	15.0
Net Earnings	6.9	(2.5)	4.4

Segmented Information

For the year ended December 31, 2003, the combined operation at Bwana and Comisa (BCO) had revenues of $60.5 million (2002: $29.9m; 2001: $24.6m). CDA refers to Corporate Development and Administration.

Kansanshi Copper Project ("Kansanshi")

All permits, approvals and the development framework have been received for the development of Kansanshi. The financing structure has been completed and approved. All contracts, including earthworks, concrete works, structural fabrication, principal mechanical, overhead powerlines, and electrical instrumentation have been awarded. As of February 2004, procurement was 61% complete and construction was 21% completed. It is forecast that commissioning will begin in late 2004 with commercial production commencing in early 2005.

The budgeted capital cost to complete the Kansanshi project has increased from the original GRD Minproc estimate of $163 million to approximately $180 million. Approved scope variations being; the expansion of the sulphide circuit within the mill, additional earth moving equipment and funding required under the power supply agreement plus additional costs as a result of the strengthening of the Australian Dollar and South African Rand currencies against the US Dollar.

The Kansanshi Project is situated approximately 15 kilometres to the northeast of the city of Solwezi in northwest Zambia. The Kansanshi project will be developed in two phases of which only Phase One is considered in detail in the Definitive Feasibility Study (DFS), which was conducted by GRD Minproc, in December 2002.

Phase One proven and probable mining reserves are 142 million tonnes grading 1.43% copper and 0.22 grams per tonne gold. During the sixteen year Phase One mine life, it is expected that Kansanshi will produce 1.6 million tonnes of copper, approximately 44% as copper cathode and 56% as copper in concentrate. Total measured and indicated mineral resources at a 0.5% copper cut-off total 302 million tonnes at 1.17% copper and 0.17 grams per tonne gold.

Peak production will be approximately 130,000 tonnes of copper and 35,000 ounces of gold per annum. As per the DFS, it is expected that owner mining cash costs will average $0.38 per pound of copper (net of credits) over the sixteen year life of Phase One.

Deferred Exploration

As at December 31, 2003, the Company had deferred exploration costs of $2.2 million (2002: $1.0m; 2001:$0.2m), which consisted of deferred costs in relation to Lufua $1.1 million, Lonshi $0.7 million and Zambian exploration projects $0.4 million. Lufua is a copper-cobalt prospect located in the Democratic Republic of Congo (DRC). The deferred exploration costs for Lonshi are costs associated with the potential extension of the copper resource at the Lonshi mineral property in the DRC.

During the year ended December 2003, the Company expensed $0.6 million (2002: $0.2m; 2001: $0.6m) on other exploration targets that were predominantly located within the DRC and Zambia

Investments -Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). Mopani is a privately held company registered in Zambia. The carrying value of this investment as at December 31, 2003 is $9.5 million (2002: $9.5m). As Mopani is a privately held company no financial information is available for public dissemination. For further information on the activities of Mopani reference should be made to the First Quantum Minerals 2002 Annual Report.

In a news release made on March 10, 2004, Mopani indicated that it "will raise its finished copper production to 160,000 tonnes this year from 134,000 tonnes last year " Mopani also indicated that cobalt production "would rise marginally to 2,320 tonnes this year." With continuing improvements in copper prices and the increased production targets, the Company is confident that the value of this investment exceeds its carrying value.

Investments -Anvil

The Company holds a 17.0% (2002: 18.6%; 2001: 20.2%) interest in Anvil, a public company quoted on the Australian and Berlin Stock Exchanges. The Company currently holds 34,029,857 shares (2002: 31,148,857; 2001: 28,187,857). The carrying value of this investment as at December 31, 2003 was $3.1 million (2002: $2.8m; 2001: $2.3m).

The market value of this investment as at December 31, 2003 was approximately $10.5 million (2002: $2.1m; 2001: $0.8m). In Anvil's December 31, 2003 report it was commented that after the completion of a plant expansion that production should increase to "20,000 tonnes of copper and 1.8 million ounces of silver per year contained in concentrates."

Further information on Anvil can be found at www.anvil.com.au.

Financial Instruments

As at December 31, 2003, the Company had entered into a number of derivative instruments to minimize the risk exposure to copper prices, foreign currency, and interest rate movements. The Company has hedged 1,000 tonnes per month of its budgeted monthly production to December 2004 at the following prices; January to June 2004; $1,987, July 2004 $2,024 and August to December $2,036 per tonne respectively. As at December 31, 2003 the fair value of these copper forwards was negative $3.3 million.

As at December 31, 2003, the Company has an option to swap $3.1 million into South African Rand at the rate of 6.85:1 which expires on January 27, 2004. This instrument had a fair value of $0.14 million. This option was specifically entered into minimize the Company's exposure to increase construction costs at Kansanshi for those components of the Kansanshi construction costs that are denominated in South African Rand.

The Company also entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on EIB facility. At December 31, 2003, the principal and interest rate swaps had fair values of $468,000 and $(342,000), respectively.

6. Outlook

For 2004 the Lonshi mine is budgeted to extract 944,000 tonnes of ore grading 5% acid soluble copper and 9,760,000 tonnes of waste. The Bwana Mkubwa SX/ EW processing facility is forecast to produce 35,000 tonnes of copper cathode at improved cash costs (C1) relative to 2003 results. Unit operating costs should benefit from lower cost owner mining at the Lonshi mine, improved metal recoveries through the installation of two additional counter current decantation (CCD) tanks and the installation of the fourth rectiformer at the new tank house. In addition to these capital projects, operational experience gained over the past year will lead to further de-bottlenecking at the Bwana Mkubwa plant resulting in incremental operating efficiencies. During the first quarter of 2004, Bwana Mkubwa produced approximately 9,600 tonnes of copper.

At Kansanshi, construction is well underway. Waste stripping and ore stockpiling should begin in the third quarter with first fill of reagents and "wet" circuit testing beginning in October. Commissioning will take place during the fourth quarter during which fine-tuning and optimization of the mill, flotation, leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory will take place. Copper production from Kansanshi is forecast to be 85,000 tonnes in 2005.

At the newly discovered Lufua project in the DRC a resource calculation is expected to be completed during the second quarter. In-fill drilling to move the resource into the reserve category, metallurgical testing and preliminary feasibility work will be carried out in 2004.

A substantial exploration program is planned for DRC Pedicle region where First Quantum controls approximately 11,000 square kilometres of prospective geology. Drilling will take place on several copper soil anomalies including Lufua East, Nina, Ndongo, Ndongo East and Lonshi South. Drilling will also take place in at the Mkushi prospect in Zambia and in joint venture with BHP Billiton at Mwinilunga and Luamata.

In Chile, a generative exploration program utilizing satellite imagery has yielded several potential targets. Follow up field work on colour alteration anomalies is in progress and a program to drill test these occurrences will be carried out in 2004.

7. Critical Accounting Policies

The following section outlines those accounting policies that involve significant management judgement. For a complete list of significant accounting policies reference should be made to note 3 of the consolidated financial statements:

Carlisa

In particular, it is important to understand the change in accounting method for the Company's investment in Carlisa that occurred in 2002. The Company had proportionately consolidated this investment but effective April 1, 2002 the Company now cost accounts for this investment.

Mineral Properties

The Company depreciates its mineral properties on an units of depletion basis. This basis involves estimating the economically recoverable reserves of the Company's mineral properties. The Company uses qualified independent surveyors and geologists to determine the economically recoverable reserves. This process involves sampling and other statistical tools to estimate the amount of recoverable reserves.

Any variation in the amount of recoverable reserves may affect both the carrying value of plant, property and equipment as well as the depreciation charges for any given year.

Exploration Costs

Consistent with the Company's accounting policy in note 3 of the consolidated financial statements, the Company has capitalized certain costs associated with exploration activities. It is the Company's policy to expense any exploration and associated costs relating to non-specific projects and properties. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production. No costs are deferred on a mineral property that is considered to have an impairment in value. As at December 31, 2003, the Company has deferred exploration costs of approximately $2.2 million associated with exploration properties in the DRC and Zambia.

Deferred Stripping

Effective January 1, 2003, as a result of developing a complete Lonshi mine plan, the Company has adopted the industry practice of deferred stripping. Previously, the Company had capitalized these costs as part of inventory as it could not reasonably estimate the life-of-mine strip ratio and accordingly these costs were expensed as the ore was processed. This method of accounting did not recognize the expected waste-to-ore ratios that would occur over the life of the mine.

Using the deferred stripping accounting method, mining costs associated with waste rock removal in excess of the life-of-mine average are deferred and charged to operation on the basis of the average stripping ratio for the life of the mine. When the cumulative stripping ratio is less than the life-of-mine average, a provision for the future stripping is made. The life-of-mine stripping ratio at Lonshi is 8.4:1.

The amount charged to cost of sales is therefore subject to management's ability to estimate the stripping ratio over the life of the mine. Any changes in this estimate could have a material effect on the financial statements. For the year ended December 31, 2003, the Company has provided $2.7 million for deferred stripping costs based on a life of mine strip ratio of 8.4:1 compared to the actual strip ratio for 2003 of 6.3:1.

Environmental Provisions

Expenditures related to ongoing environmental and reclamation activities are expensed as incurred, unless previously accrued. Environmental reclamation and closure costs are estimated when reasonably determinable based on current regulatory requirements and are provided for over the estimated life of the ore-body on a unit of production basis.

Future Income Taxes

The Company, as required by Canadian Generally Accepted Accounting principles, requires the adoption and use of Future Income Taxes. Under this approach, the Company is required to estimate the existence of both taxable losses and the recoverability of these losses. The recoverability of these losses is dependant upon the ability to generate positive future taxable income to offset the existing losses.

As at December 31, 2003, the Company has had to estimate its future recoverable income tax losses in Canada, the DRC, Zambia and Zimbabwe.

Future Changes in Accounting Policies

Effective January 1, 2004 the Company will be required to adopt two new standards issued by the Canadian Institute of Chartered Accountants (CICA). These relate to stock-based compensation and Asset Retirement Obligations (ARO).

Under the new standard on stock-based compensation the Company is required to expense the fair value of the options exercised to the Income Statement at the date of issue. The previous policy only required disclosure of the fair value in the notes to the financial statements.

Under the new ARO standard the Company is required to accrue for the net present value of its ARO. The effect of this accounting policy will be to increase both capital assets and the provision for ARO. The net present value of the ARO will then be accreted over the life of the asset.

Estimates, Risks and Uncertainties

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's operations and results are subjected to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding mining and processing, mine development, copper prices, estimation of carrying values, government and environmental regulations, international operations, health, currency, inflation, key personnel, share market and capital requirements risks. For a full understanding of these risks and others, reference should be made to the Company's 'Annual Information Form'.

Forward Looking Statements

Certain information contained in the Management's Discussion and Analysis constitutes "forward - looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Alberta, British Columbia, Ontario and Quebec Securities Commission and the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.

8. Summary of Quarterly Results

The following table sets out the financial performance, financial position and operation statistics for the Company for the last eight quarters. It should be noted that Q4 2002 is for 4 months due to the change in fiscal year end that occurred in 2002.

Summary of Quarterly Results (unaudited)
Table 10

Statement of Operations and Deficit	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Total Revenues ($ millions)	$20.0	$17.8	$12.7	$10.3	$11.9	$6.3	$5.1	$28.1
Cost of Sales ($ millions)	13.0	11.5	8.8	8.1	10.6	4.5	3.5	28.3
Net Earnings (Loss) ($ millions)	1.3	3.2	0.1	(0.2)	(1.0)	(0.4)	2.1	(4.5)
Basic Earnings per share	$0.02	$0.06	$0.00	$(0.00)	$(0.02)	$(0.01)	$0.05	$(0.10)
Diluted Earnings per share	$0.02	$0.06	$0.00	$(0.00)	$(0.02)	$(0.01)	$0.05	$(0.10)
Production Statistics								
Ore Processed	196,898	233,032	181,260	110,875	161,015	256,688	345,200	431,840
Copper Grade %	5.5	4.8	4.3	4.6	4.4	1.1	1.0	0.7
Contained Copper (tonnes)	10,790	11,188	7,794	5,053	7,033	2,866	3,601	2,850
Recovery %	89	79	86	86	80	68	63	73
Copper Produced (tonnes)	9,558	8,862	6,734	4,359	5,595	1,945	2,258	2,080
Acid Produced (tonnes)	33,035	36,245	29,286	34,385	43,283	34,105	27,586	35,289
Surplus Acid (tonnes)	15,689	20,275	15,832	23,432	27,669	24,021	15,006	21,502
Financial Position ($ millions)								
Working Capital	$13.8	$9.6	$1.1	$0.8	$5.6	$(6.7)	$(7.4)	$8.0
Total Assets	160.9	132.3	111.0	97.0	97.8	82.8	70.0	134.5

Fourth Quarter, 2004 (Three Months Ended December 31, 2003) (unaudited)

Fourth quarter revenues were $20 million (2002: $11.9m; 2001: $33.1m) which included copper revenues of $17.5 million (2002: $8.0m; 2001: $3.0m) and, acid revenues of $2.4 million (2002: $3.8m; 2001: $2.5m). Copper revenues increased 119% due to improvements in both the realized copper price and a 71% increase in copper production at Bwana.

Fourth Quarter Statistics
Table 11

Revenues: ($ millions)	2003 3 months	2002 4 months	2001 3 months
Copper	$17.5	$8.0	$3.0
Acid	2.4	3.8	2.5
Net Earnings ($ millions)	$1.3	$(1.0)	$(13.6)
Production Statistics (tonnes)			
Copper	9,588	5,595	2,270
Acid Sales	15,689	27,669	16,311
Ore Mined	438,523	562,464	333,747
Waste Mined	884,580	973,223	1,075,924
Costs of Production			
Cash Costs (C1)	$0.47	$0.35	$0.18
Cash Costs (C3)	$0.66	$0.56	$0.61

Cost of sales were $13.0 million (2002: $10.6m; 2001: $32.1m), the increase in cost of sales was predominately driven by the increase in copper production and higher costs associated with mining, transporting and processing the Lonshi ore. Other expenses for the fourth quarter were $4.7 million (2002: $2.6m, 2001:$17.2m). Other expenses were predominantly comprised of depreciation of $2.9 million (2002:$1.5m; 2001:$4.3m) and general and administration expenses of $1.0 million (2002:$0.8m; 2001:$1.0m). In 2001, other expenses included a write down of Connemara of $10.4 million.

Mining

During the fourth quarter 2003, approximately 438,523 tonnes (2002: 562,464t; 2001: 333,747t) of ore and approximately 884,580 tonnes (2002: 973,223t; 2001: 1,075,924t) of waste were mined from Lonshi. The strip ratio for the quarter was 2.0:1, which was significantly less than the life to date strip ratio of 8:4:1 as the Company focused on providing ore to the Bwana Facility. As a result of the low strip ratio the Company has provided for $2.7 million for deferred stripping costs.

Processing

During the fourth quarter, 2003 Bwana produced 9,558 tonnes of copper (2002: 5,595 t 2001: 2,270 t). The 71% increase in copper production over the 2002 production levels came as a result of the increased capacity from the expanded SX/EW facility. Bwana was also able to realize an 8% increase in production over the third quarter.

Cash costs (C1) were $0.47 per pound (2002: $0.35 lb 2001:$0.18 lb) and total costs (C3) were $0.66 per pound (2002: $0.56 lb; 2001: $0.61 lb) per pound of copper. The higher cash costs are mainly associated with the higher than budgeted costs for transport of ore, equipment hire, dilutes, and lix costs at the SX plant and flocculants costs at the CCD filtration tanks. Unit costs were also higher due to lower acid credits as a result of increased internal acid consumption concurrent with increased copper production as well as the processing of higher acid consuming dolomite ores.

During the fourth quarter, Bwana also produced 33,035 tonnes of sulphuric acid (2002: 43,283t; 2001: 16,311t) of which 15,689 tonnes of sulphuric acid (2002: 27,669t; 2001: 16,311t) were sold externally. The 2002 figure is for four months which explains the reduction in production due to the change in the fiscal year end in 2002. Bwana is now consuming more sulphuric acid due to an increased copper production which has reduced the amount of acid available for sale.

Cash Flow

Fourth quarter cash flow was $6.4 million (2002: $4.0m; 2001: ($9.4m)) or $0.11 per share (2002: $0.09; 2001: $0.26). The cash inflow from operating activities was $8.2 million (2002: $0.5m; 2001: $3.0m) or $0.15 per share (2002: $0.01; 2001: $0.08). The significant improvement in cash flow was generated by the 71% increase in copper production.

The cash inflow from financing activities was $17.1 million (2002: $13.3m; 2001: ($3.0m)). This inflow primarily came from net proceeds from debt of $14.5 million from Standard Chartered Bank and proceeds of $2.6 million from the exercise of stock options

The cash outflow from investing activities was $18.9 million (2002: $9.7m; 2001: $9.4m). The cash outflow from investing activities is principally due to the construction associated with the Kansanshi project.